MAIL STOP 3720

March 22, 2007

Mr. Harley L. Rollins
Chief Financial Officer
Elandia, Inc.
1500 Cordova Road
Suite 300
Fort Lauderdale, FL 33316

> **Re: Elandia, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed February 20, 2007**
>
> **Forms 10-Q for the periods ended March 31, June 30 and**
> **September 30, 2006**
> **File No. 0-51805**

Dear Mr. Rollins:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10/A

Item 1A. Risk Factors, page 15

1.   Revise to clarify that <u>your auditors</u> have expressed substantial doubt about your ability to continue as a going concern. See prior comment six to our letter dated September 21, 2006.

Item 2. Financial Information, page 28

2.   Reference is made to prior comments 12 and 23 regarding the wireless license awarded by the Samoan government. Your response number 12 indicates that you do not conduct business in Samoa, but rather American Samoa. Disclosure throughout the registration statement suggests that you do conduct operations in Samoa. See for example page two and the first bullet point on page 29. Please revise accordingly to clarify what your Samoa operations cover.

Exhibit Index

3.   As requested in prior comment 33, please revise footnote four to state that the portions of the exhibits that you have omitted based upon a request for confidential treatment have been filed with the Commission.

Forms 10-Q for the periods ended March 31, June 30 and September 30, 2006

4.   We note that you have not provided disclosure about any changes in internal control over financial reporting as required by Part I, Item 4 of Form 10-Q and Item 308(c) of Regulation S-K. Please ensure that you include the Item 308(c) disclosure in your future periodic reports, including your Form 10-K for the year ended December 31, 2006.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-33349, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Seth P. Joseph, Esq .
        Fax: (305) 530-0055